UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63182/October 27, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14075

In the Matter of **Amereco, Inc.,** **American Atlas Resources Corp.,** **American Classic Voyages Co.,** **American Consolidated Growth Corp.,** **AmeriKing, Inc.,** **Ametech, Inc., and** **Ampace Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERICAN CLASSIC VOYAGES CO.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by American Classic Voyages Co. ("American Classic Voyages" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 29, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to American Classic Voyages Co. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   American Classic Voyages (CIK No. 315136) is a forfeited Delaware corporation located in Chicago, Illinois. At all times relevant to this proceeding, the securities of American Classic Voyages have been registered under Exchange Act Section 12(g). On October 19, 2001, the Respondent filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware that is still pending as of September 27, 2010. As of September 27, 2010, the Respondent's stock (symbol "AMCVQ") was traded on the over-the-counter markets.

2.   American Classic Voyages has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2001. The Respondent has also violated a June 25, 2001 cease-and-desist order of the Commission prohibiting it from future violations of Exchange Act Section 13(a).

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to American Classic Voyages Co. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-6010

American Classic Voyages Co.
c/o Mr. Paul Gunther, Plan Administrator
Two North Riverside Plaza, Suite 600
Chicago, IL 60606

James C. Kardon, Esq.
Hahn & Hessen, LLP
488 Madison Ave.
New York, NY 10022
(Counsel for American Classic Voyages Co.'s
Chapter 7 Bankruptcy Plan Administrator Paul Gunther)